Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

The following list sets forth major subsidiaries of the registrant as of April 21, 2017.

1.	Hanwha SolarOne Investment Holding Ltd. (BVI)

2.	Hanwha Q CELLS Corp. (Korea)

3.	Hanwha Q CELLS America Inc. (United States)

4.	Hanwha Q CELLS Hong Kong Limited (PRC)

5.	Hanwha Q CELLS (Nantong) Co., Ltd. (PRC)

6.	Hanwha Q CELLS Canada Corp. (Canada)

7.	Hanwha Q CELLS (Qidong) Co., Ltd. (PRC)

8.	Hanwha Q CELLS (Shanghai) Co., Ltd. (PRC)

9.	Hanwha Q CELLS Technology Co., Ltd. (PRC)

10.	Hanwha Solar Electric Power Engineering Co., Ltd. (PRC)

11.	Hanwha Q CELLS GmbH (Germany)

12.	Hanwha Q CELLS Malaysia Sdn. Bhd. (Malaysia)

13.	Hanwha Q CELLS Australia Pty Ltd. (Australia)

14.	Hanwha Q CELLS Chile SpA (Chile)

15.	Hanwha Q CELLS Güneş Enerjisi A.Ş (Turkey)

16.	Hanwha Q CELLS France SAS (France)

17.	WSE Bradly Road Ltd. (Great Britain)

18.	Lodz Solar Sp. z.o.o. (Poland)